Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SECOND NOTICE OF THE EXTRAORDINARY GENERAL

MEETING, CLASS MEETING FOR HOLDERS OF A SHARES

AND CLASS MEETING FOR HOLDERS OF H SHARES

Reference are made to the notice of the second extraordinary general meeting of 2023 of the Company (the “EGM”), the notice of the class meeting for holders of A shares of the Company (the “A Share Class Meeting”), the notice of the class meeting for holders of H shares of the Company (the “H Share Class Meeting”) dated 19 June 2023 of China Southern Airlines Company Limited (the “Company”) and the supplemental notice of the EGM dated 14 July 2023 in relation to the EGM, the A Share Class Meeting and the H Share Class Meeting to be held on Thursday, 3 August 2023. Unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 19 June 2023.

Pursuant to the relevant provisions of the Articles of Association of the Company, since the number of the Shares with voting rights represented by the Shareholders who intend to attend the EGM, the A Share Class Meeting and the H Share Class Meeting does not reach half of the total number of the Shares with voting rights of the Company as at 14 July 2023, the Company hereby re-announces to the Shareholders that:

(1)	the EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Thursday, 3 August 2023;

(2)	the A Share Class Meeting will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3)	the H Share Class Meeting will be held immediately after the conclusion of the A Share Class Meeting or any adjournment thereof.

These meetings are to be held for the following purposes:

EGM

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolution as ordinary resolutions:

1.	Resolution regarding the Satisfaction of the Conditions of the Issue of A Shares to Specific Entities by the Company.

2.	Resolution regarding the Feasibility Report on the Use of Proceeds from the Issue of A Shares to Specific Entities by the Company.

3.	Resolution regarding the Report on Use of Proceeds from the Previous Fund Raising Activities.

4.

Resolution regarding the Impacts of Dilution of Current Returns of the Issue of Shares to Specific Entities and the Remedial Returns Measures and the Undertakings from Controlling Shareholder, Directors and Senior Management of the Company on the Relevant Measures.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolution as special resolutions:

5.	Resolution regarding the Demonstration and Analysis Report relating to the Company’s Plan on Issue of Shares to Specific Entities.

6.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company:

6.01	Types of Shares to be issued and the nominal value;

6.02	Issue method and period;

6.03	Subscribers and subscription method;

6.04	Price benchmark date, issue price and pricing method;

6.05	Number of shares to be issued;

6.06	Lock-up period;

6.07	Proceeds raised and the use of proceeds;

6.08	Place of listing;

6.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

6.10	Validity period of this resolution regarding the issue of A Shares to specific entities.

7.	Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

8.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

9.	Resolution regarding the Connected Transactions involved in the Issue of H Shares to Specific Entity by the Company.

10.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

11.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Issue of H Shares to Specific Entity by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

12.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised to Amend the Relevant Articles of the Articles of Association of China Southern Airlines Company Limited upon Completion of the Issue of Shares to Specific Entities.

13.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised by the General Meeting with Full Power to Deal with All Matters relating to the Issue of A Shares to Specific Entities and the Issue of H Shares to Specific Entities.

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as an ordinary resolution:

14.00	Resolution regarding the election of independent non-executive Director for the 9th session of the Board of the Company:

14.01	Resolution regarding the election of Ms. Pansy Catilina Chiu King Ho as an independent non-executive Director for the 9th session of the Board of the Company.

(“Accumulative voting” will be used in respect of all the sub-resolution of Resolution No. 14.00.)

MEETING FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolution as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company:

1.01	Types of Shares to be issued and the nominal value;

1.02	Issue method and period;

1.03	Subscribers and subscription method;

1.04	Price benchmark date, issue price and pricing method;

1.05	Number of shares to be issued;

1.06	Lock-up period;

1.07	Proceeds raised and the use of proceeds;

1.08	Place of listing;

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities.

2.	Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

MEETING FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolution as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company:

1.01	Types of Shares to be issued and the nominal value;

1.02	Issue method and period;

1.03	Subscribers and subscription method;

1.04	Price benchmark date, issue price and pricing method;

1.05	Number of shares to be issued;

1.06	Lock-up period;

1.07	Proceeds raised and the use of proceeds;

1.08	Place of listing;

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities;

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities.

2.	Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

19 July 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.